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Form 12b-25

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SEC 1344
(2-2002)        Persons who potentially are to respond to the collection of
Previous        information in this form are not required to respond unless
versions        the form displays a currently valid OMB control number.
obsolete
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              UNITED STATES                 -----------------------------------
   SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
          Washington, D.C. 2054             -----------------------------------
                                            OMB Number: 3235-0058
                                            -----------------------------------
               FORM 12b-25                  Expires: January 31, 2005
                                            -----------------------------------
        NOTIFICATION OF LATE FILING         Estimated average burden hours per
                                            response. . .2.50
                                            -----------------------------------
                                            SEC FILE NUMBER
                                            -----------------------------------
                                            CUSIP NUMBER
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(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:            12/31/02
                   ----------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ---------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                           Friede Goldman Halter, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

                          13085 Industrial Seaway Road
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           Address of Principal Executive Office (Street and Number)

                               Gulfport, MS 39503
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                            City, State and Zip Code

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Form 12b-25

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jack R. Stone                       (228)                  896-0029
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         (Name)                        (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Form 12b-25

                           Friede Goldman Halter, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 27, 2003     By /s/ Robert Shepherd
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                              Robert Shepherd, Executive Vice - President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

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Form 12b-25

                              Narrative (Part III)

On March 22, 2002, the Company filed its Plan of Reorganization with the United States Bankruptcy Court. The Plan of Reorganization contemplated the reorganization of substantially all of the Company's Offshore and Vessels segments and the disposition of its AmClyde and Engineered Products divisions as well as the disposition through sale, or otherwise, of other Company assets. During 2002 and the first quarter of 2003, the Company sold all of its operating divisions and abandoned its proposal to reorganize its Offshore and Vessels divisions. The Company is currently evaluating the net impact of its asset sales in terms of proceeds available for distribution to creditors; however, as previously disclosed, no amounts will be available for distribution to the Company's equity holders. As a result of these developments, the Company needs additional time to evaluate the impact of the Plan of Reorganization and proofs of claim will have on its consolidated financial statements.

The Company's only remaining operations are those minimal operations necessary to continue to seek and obtain approval of its plan of liquidation (the "Plan") by the Bankruptcy Court. As a result of the sales of substantially all its assets, the bulk of the Company's employees are working for other entities. Because of the loss of the majority of its employees and other efforts to economize along with the extensive analysis, negotiation, and evaluation involved in formulating a liquidating Plan and the efforts devoted to seeking approval of the same and it has become impossible for any of the remaining employees of the Company to prepare the information required to be filed as part of its Form 11-K with respect to the Friede Goldman International, Inc. 401(k) Retirement Plan by the deadline of June 30, 2003.

The Company has ceased virtually all of its business activities and its corporate existence is maintained solely to marshal its assets to effectuate liquidation that will result upon confirmation of the Plan. The Plan is expected to be confirmed in the fourth quarter of 2003. Following the consummation of the sale of its remaining operating division and confirmation of the Plan, the Plan, as currently proposed to be amended, contemplates that the undistributed proceeds from the aforementioned sales and any remaining assets will be vested in a liquidating trust. At such time, a liquidating trustee (the "Trustee") will be appointed pursuant to the Plan and will take responsibility for the prosecution of any remaining claims, evaluation of claims against the estates and payments to creditors under the confirmation of the Plan.

The aggregate amount of creditors' claims against the Company significantly exceeds the aggregate amount of consideration the Company will receive in connection with any such sale, and the holders of the Company common stock are not expected to receive any value in the liquidation. Trading of the common stock is expected to be suspended following Confirmation of the Plan (the "Confirmation Date") on the day that the Plan becomes effective (the "Effective Date"). It is anticipated that the Plan will become effective 30 days after the Confirmation Date. The Company has notified its shareholders that it does not expect them to receive anything in the liquidation (which notification was included in the Company's Quarterly Reports on Form 10-Q filed on August 14, 2002, November 14, 2002 and May 15, 2003 and on Form 10-K filed April 15, 2003).

For the foregoing reasons, the Company is not able to file its Annual Report on Form 11-K for the year ended December 31, 2002 by the June 30, 2003 deadline without unreasonable effort and expense.


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